Exhibit 99.1

StoneRiver Congratulates Client COUNTRY Financial on Winning
Novarica Research Council Impact Award for Core Systems

COUNTRY Financial recognized for business impact
of its underwriting automation initiative

Holon, Israel and Denver, CO – June 27, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc. congratulates its client COUNTRY Financial on being selected a Novarica Impact Award winner for the company’s core system initiative which included the upgrade of StoneRiver’s LifeSuite® Automated Underwriting System.

Now in its 6th year, the Novarica Research Council Impact Awards is the industry’s largest peer-juried award and provides an opportunity for insurer CIOs and their teams to be recognized for delivering business impact.

The COUNTRY Financial core system initiative recognized was the automation of the company’s underwriting process for term and whole life applications. With the new underwriting process in place COUNTRY Financial is able to approve 85% of applications with an average response time of 2.5 minutes from the time of submission.

Completed in approximately 18 months, the project included the upgrade of StoneRiver’s LifeSuite® Automated Underwriting System, the use of StoneRiver’s integration toolset and a reinsurance black box engine, and integration to third party providers, including underwriting experience.

“COUNTRY’s initiative was recognized by the CIO members of the Novarica Research Council for its effective use of technology to create tangible, positive business impact,” said Matthew Josefowicz, CEO of Novarica, the research and advisory firm that manages the Council. “As customer expectations for speed and responsiveness continue to evolve, insurers’ capabilities must evolve with them.”

“The StoneRiver Life team offers its sincere congratulations to COUNTRY Financial on the success of the underwriting automation project and this well-deserved recognition,” said Roni Al-Dor, Sapiens’ president and CEO. “The business impact of this has been significant and solidifies COUNTRY Financial’s position as a leader in providing the speed and quality service that today’s insurance customers expect.”

About COUNTRY Financial

The COUNTRY Financial® group (www.countryfinancial.com)serves about one million households and businesses throughout the United States. It offers a wide range of financial products and services from auto, home, business and life insurance to retirement planning services, investment management and annuities.

About StoneRiver, Inc.

StoneRiver delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com